THE KROGER CO.

1014 VINE STREET   •   CINCINNATI, OHIO  45202-1100

M. Elizabeth Van Oflen	513-762-4389
Vice President and	FAX 513-762-4606
Corporate Controller

August 14, 2012

VIA EDGAR CORRESPONDENCE

William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:	The Kroger Co.
Form 10-K for the Fiscal Year Ended January 28, 2012, filed March 27, 2012
File No. 1-303

Dear Mr. Thompson:

This letter acknowledges our receipt of your comment letter dated August 8, 2012, and confirms our discussion with Ms. Guobadia regarding an extension.  As agreed, Kroger will respond to your comment letter no later than September 6, 2012.

Sincerely,

/s/ M. Elizabeth Van Oflen

cc:   Yolanda Guobadia, Staff Accountant

David B. Dillon

Paul Heldman

J. Michael Schlotman

Dennis H. Hackett

Bruce M. Gack

Christine S. Wheatley